                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 11-K

                 ANNUAL REPORT PURSUANT TO SECTION 15(b) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X] Annual report pursuant to Section 15(d) of the Securities
    Exchange Act of 1934

For the fiscal year ended December 31, 2000

[ ] Transaction report pursuant to Section 15(d) of the Securities
    Exchange Act of 1934
    (no fee required)

For the transition  period from _____________________ to _____________________
Commission file number _______________________________________________________

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                               AUTOLIV ASP, INC.
                              EMPLOYEE SAVINGS AND
                                INVESTMENT PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                 AUTOLIV, INC.
                               World Trade Center
                       Klarabergsviadukten 70, SE-1C7 24
                               Stockholm, Sweden
            Telephone number, including area code: +46 8 587 20 600

AUTOLIV ASP, INC. EMPLOYEE SAVINGS AND INVESTMENT PLAN

Audited Financial Statements and Schedule
As of December 31, 2001 and 2000 and for the year ended
December 31, 2001

                                Autoliv ASP, Inc.
                      Employee Savings and Investment Plan

                    Audited Financial Statements and Schedule


         December 31, 2001 and 2000 and the Year ended December 31, 2001



                                    CONTENTS

Report of Independent Auditors.................................................1

Audited Financial Statements

Statements of Net Assets Available for Benefits................................2
Statement of Changes in Net Assets Available for Benefits......................3
Notes to Financial Statements..................................................4

Supplemental Schedule

Schedule H, Line 4i -- Schedule of Assets (Held at End of Year)...............10

                         Report of Independent Auditors


Savings Trust Investment Committee
  and Savings Plan Administrative Committee
Autoliv ASP, Inc.

We have audited the accompanying statements of net assets available for benefits of the Autoliv ASP, Inc. Employee Savings and Investment Plan as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2001 and 2000, and the changes in its net assets available for benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2001, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the 2001 financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

June 5, 2002

                                Autoliv ASP, Inc.
                      Employee Savings and Investment Plan

                 Statements of Net Assets Available for Benefits

                                                           DECEMBER 31
                                                      2001              2000
                                                  ------------      ------------
ASSETS
Investments                                       $151,854,864      $124,942,075
Contribution receivable                                354,661           491,840
Accrued interest receivable                            129,357           166,163
                                                  ------------      ------------
Net assets available for benefits                 $152,338,882      $125,600,078
                                                  ============      ============

 See accompanying notes.

                                Autoliv ASP, Inc.
                      Employee Savings and Investment Plan

            Statement of Changes in Net Assets Available for Benefits

                          Year ended December 31, 2001

ADDITIONS
Investment income:
  Net depreciation in fair value of investments                   $  (1,595,784)

  Interest income                                                     2,114,951
  Dividend income                                                       813,721
                                                                  -------------
                                                                      1,332,888

Contributions:
  Participants                                                       12,861,134
  Employer                                                            4,027,343
  Rollover contributions by participants                                503,169
  Transfer of assets from Autoliv OEA 401(k) Plan                    21,850,241
                                                                  -------------
                                                                     39,241,887

                                                                  -------------
Total additions                                                      40,574,775

DEDUCTIONS

Withdrawals by participants                                         (13,835,971)
                                                                  -------------

Net increase                                                         26,738,804

Net assets available for benefits:

  Beginning of year                                                 125,600,078
                                                                  -------------
  End of year                                                     $ 152,338,882
                                                                  =============


See accompanying notes.

                                Autoliv ASP, Inc.
                      Employee Savings and Investment Plan

                          Notes to Financial Statements

                                December 31, 2001

1. DESCRIPTION OF PLAN

The following description of the Autoliv ASP, Inc. Employee Savings and Investment Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan established to provide eligible employees with an incentive to make systematic savings for retirement from current income through payroll deductions and to afford them an opportunity to acquire an equity interest in Autoliv, Inc. The Plan is subject to the provisions IRC section 401(a) and to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

All domestic employees (other than those covered by a collective bargaining agreement, which does not provide for Plan participation) of Autoliv ASP, Inc. (the "Company") are eligible to participate in the Plan. Employees become eligible participants upon date of hire, without satisfying any age or service requirements.

In 2001, all of the assets of a plan formerly sponsored by a wholly-owned subsidiary of the Company were transferred into the Plan.

Contributions

Participation in the Plan is voluntary. Participants make contributions to the Plan for any whole percentage up to a maximum of 14% of base pay, not to exceed the Internal Revenue Service limit. The Company contributes an amount equal to 50% of the first 6% of participants' contributions, adjusted for any current forfeitures and reinstatement of prior forfeitures. Participants can elect to treat their contributions on a before and/or after-tax basis.

Participants' Company contributions are allocated among any of ten investment fund options in accordance with participants' elections. Participants may transfer amounts from one investment fund to another.

Unless the Plan is otherwise notified, all employees who have elected to participate are automatically enrolled into the MFO Autoliv Fixed Return Fund at a contribution rate of three percent of base pay.

                                Autoliv ASP, Inc.
                      Employee Savings and Investment Plan

                    Notes to Financial Statements (continued)


1. DESCRIPTION OF PLAN (CONTINUED)

Participant Accounts

Each participant's account is credited with the participant's contributions and allocations of (a) the Company's contributions and (b) plan earnings, and is charged with an allocation of administrative expenses not covered by the Company. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Vesting

Participants are 100% vested in their contributions and participant earnings, if any, thereon. Company contributions and earnings thereon become vested to the participant as follows:

          YEARS OF VESTING SERVICE IN PLAN               PERCENTAGE VESTED
          --------------------------------               -----------------
          Less than 1                                             0%
          1 but less than 2                                      33
          2 but less than 3                                      66
          3 or more                                             100

Notwithstanding the preceding schedule, Company contributions will become 100% vested upon death, total disability from performing normal duties or termination of employment when eligible to retire under the provisions of a qualified Company pension plan.

That portion of the participants' Company contribution accounts which is not vested at the time of termination of employment is forfeited. Amounts forfeited are applied to subsequent Company contributions under the Plan. Forfeitures are restored within 30 days of reemployment once certain conditions are met.

                                Autoliv ASP, Inc.
                      Employee Savings and Investment Plan

                    Notes to Financial Statements (continued)


1. DESCRIPTION OF PLAN (CONTINUED)

Participant Loans

Active participants may obtain loans from the Plan. The maximum loan amount is subject to certain Internal Revenue Service and Plan restrictions, and each loan is secured by the participant's account balance. Loan terms range from 1 to 5 years or up to 10 years for the purchase of a primary residence. The interest rate on loans is the Trustee's prime rate, plus 1%. Loan interest rates are reviewed monthly and adjusted prospectively. Principle and interest is paid notably through payroll deductions.

Payment of Benefits

On termination of service, a participant may receive a lump-sum amount equal to the vested value of his or her account, or upon death, disability or retirement, elect to receive annual installments over a ten-year period.

Administrative Expenses

The majority of administrative and general expenses of the Plan are paid by the Company.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right to terminate, amend, modify or suspend the Plan at any time. In the event the Plan is terminated, the entire value of the investment funds shall be applied for the exclusive benefit of participants, and no part of the funds will revert to the Company. Upon termination of the Plan, the Company will have no obligation to continue making contributions to the Plan, and the Company contribution account for each participant will become 100% vested and nonforfeitable.

2. SIGNIFICANT ACCOUNTING POLICIES

Investment Valuation and Income Recognition

All of the Plan investments are held in trust at the Northern Trust Company. The Northern Trust Company acts as the Plan's trustee and record keeper and is the custodian of the Autoliv Inc. common stock fund.

                                Autoliv ASP, Inc.
                      Employee Savings and Investment Plan

                    Notes to Financial Statements (continued)


2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Investment Valuation and Income Recognition (continued)

Investments in common stock are recorded at fair value as determined by quoted prices in active markets.

Shares of mutual funds are valued at quoted market prices, which represents the net asset values of shares held by the Plan at year-end.

Pooled separate accounts are recorded at fair value as determined by independent pricing services based on the current market values of the underlying assets.

Short-term investment fund units are purchased daily for any uninvested cash. These units are valued at par, which is equal to the redemption value.

Participant loans are valued at their outstanding balances, which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the Plan's management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

                                Autoliv ASP, Inc.
                      Employee Savings and Investment Plan

                    Notes to Financial Statements (continued)


3. INVESTMENTS

During 2001, the Plan's investments (including investments purchased, sold as well as held during the year) appreciated (depreciated) in fair value as follows:

                                                             NET REALIZED AND
                                                                UNREALIZED
                                                               APPRECIATION
                                                            (DEPRECIATION) IN
                                                                FAIR VALUE
                                                             DURING THE YEAR
                                                            -----------------
  Fair value as determined by quoted market prices:

      Autoliv, Inc. common stock                                $ 3,949,899
      Mutual funds                                               (6,459,950)
  Fair value as determined by independent pricing services:

    Pooled separate accounts                                        860,740
  Fair value determined to be redemption value:
    Short-term investment fund                                       53,527
                                                              -------------
                                                                $(1,595,784)
                                                              =============

Investments that represent 5% or more of the fair value of the Plan's net assets are as follows:

                                                      DECEMBER 31
                                                  2001             2000
                                              -----------      -----------
        MFO Autoliv Fixed Return Fund         $54,171,654      $35,465,205
        MFO BT Pyramid EQTY Index Fund         47,013,882       47,024,410
        MFO BT Pyramid Russell 2000 EQTY       10,154,215        7,870,724
        Autoliv, Inc. Common Stock             15,677,055       12,404,189
        Participant Loans                       8,273,424        9,114,742

                                Autoliv ASP, Inc.
                      Employee Savings and Investment Plan

                    Notes to Financial Statements (continued)


4. INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated August 4, 1995 stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Subsequent to the issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

5. PARTY IN-INTEREST TRANSACTIONS

During 2001, the Plan received dividends from Autoliv, Inc. of $813,721. Purchases of Autoliv, Inc. common stock amounted to $2,230,344 and sales of Autoliv, Inc. common stock were $1,155,936 in 2001.

                              Supplemental Schedule

             Autoliv ASP, Inc. Employee Savings and Investment Plan

         Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

                            EIN 36-3640053, Plan 036

                                December 31, 2001

                                                             (c)
                                                       DESCRIPTION OF
                                                   INVESTMENTS, INCLUDING
                             (b)                   MATURITY DATE, RATE OF
              IDENTITY OF ISSUE, BORROWER, LESSOR     INTEREST, PAR OR            (e)
    (a)               OR SIMILAR PARTY                 MATURITY VALUE        CURRENT VALUE
            -------------------------------------  ----------------------    -------------
            POOLED SEPARATE ACCOUNTS

            Autoliv ASP, Inc. Pre-Mixed Fund A                                $ 1,800,617
            Autoliv ASP, Inc. Pre-Mixed Fund B                                  4,344,155
            Autoliv ASP, Inc. Pre-Mixed Fund C                                  5,349,725
                                                                             ------------
                                                                               11,494,497

            MUTUAL FUNDS

            MFO Autoliv Fixed Return Fund            3,894,408 shares          54,171,654
            MFO BT Pyramid EQTY Index Fund           5,555,806 shares          47,013,882
            MFO Bankers TR Daily INTL EAFE Fund        412,729 shares           2,924,664
            MFO BT Pyramid Russell 2000 EQTY         1,011,095 shares          10,154,215
            MFB NTGI COLTV Daily Aggregate              58,962 shares           1,028,532
     *      MFB Northern Instl Fds Mid Cap             100,052 shares             931,718
            Growth Fund
                                                                             ------------
                                                                              116,224,665

     *      Autoliv, Inc. Common Stock                 772,708 shares          15,677,055
            USD Short Term Investment Fund             185,223 shares             185,223
     *      Participant Loans                     Interest rates ranging
                                                    from 6.0% to 11.0%,
                                                    maturing through 2011       8,273,424
                                                                             ------------
                                                                             $151,854,864
                                                                             ============

     *      Party-in-interest to the Plan

All investments are participant directed. Accordingly, column (d) "cost" is not applicable.



                                                                              11